Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Six Months Ended June 30, 2015	For the Twelve Months Ended December 31, 2014	For the Six Months Ended June 30, 2014
Earnings
Net Income for Common Stock	$559	$1,058	$506
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	293	555	262
Pre-Tax Income	$852	$1,613	$768
Add: Fixed Charges*	312	580	286
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,164	$2,193	$1,054
* Fixed Charges
Interest on Long-term Debt	$275	$510	$251
Amortization of Debt Discount, Premium and Expense	7	13	7
Interest Capitalized	—	—	—
Other Interest	9	15	7
Interest Component of Rentals	21	42	21
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$312	$580	$286
Ratio of Earnings to Fixed Charges	3.7	3.8	3.7